US$500,000,000	FILED PURSUANT TO RULE 433

FLOATING RATE SENIOR NOTES DUE 2016	FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (outlook uncertain)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)

Trade Date:	November 7, 2013

Settlement Date:	November 15, 2013 (T+5 days)

Maturity:	November 15, 2016

Par Amount:	$500,000,000

Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01

Coupon:	Three-month USD LIBOR plus 0.68%

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$498,750,000 (before expenses)

Interest Payment Dates:	Quarterly on the 15th of each February, May, August and November until maturity, with adjustment for period end dates on a modified following New York business day convention.

Interest Determination Date:	Two London Business Days prior to the first day of the related interest period

First Interest Payment Date:	February 15, 2014.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:

Barclays Capital Inc.

CIBC World Markets Corp.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Nomura Securities International, Inc.

RBC Capital Markets, LLC

Standard Chartered Bank

TD Securities (USA) LLC

UBS Securities LLC

Wells Fargo Securities, LLC

US$500,000,000	FILED PURSUANT TO RULE 433

FLOATING RATE SENIOR NOTES DUE 2016	FILE NO. 333-172562

Junior Co-Managers:

ANZ Securities, Inc.

Apto Partners, LLC

Banca IMI S.p.A.

BBVA Securities Inc.

Blaylock Robert Van, LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC.

C.L. King & Associates, Inc.

Cabrera Capital Markets, LLC

Capital One Securities, Inc.

CastleOak Securities, L.P.

Credit Suisse Securities (USA) LLC

Drexel Hamilton, LLC

Goldman, Sachs & Co.

Great Pacific Securities

Kota Global Securities Inc.

Lebenthal & Co., LLC

Lloyds Securities Inc.

Loop Capital Markets LLC

M.R. Beal & Company

MFR Securities, Inc.

Mischler Financial Group, Inc.

Muriel Siebert & Co., Inc.

nabSecurities, LLC

RBS Securities Inc.

Samuel A. Ramirez & Company, Inc.

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

CUSIP:	172967 HH 7

ISIN:	US172967HH77

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.